UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

IEH Corporation

(Exact name of the registrant as specified in its charter)

New York	0-5278	13-5549348
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

140 58th Street, Suite 8E
Brooklyn, New York		11220
(Address of principle executive offices)		(Zip code)

Robert Knoth

Chief Financial Officer

Tel.: (718) 492-4448

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report on Form SD of IEH Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 (the “Rule”) was adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) and requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the “Covered Countries”). As described below, the Company manufactures products for which the Conflict Minerals (specifically gold) are necessary to the functionality or production of those products. The Rule excludes from its requirements Conflict Minerals that, prior to January 31, 2013, were located “outside of the supply chain”, as that phrase is defined in the Rule.

Pursuant to the Rule, for products which contain necessary Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the necessary Conflict Minerals originated in any of the Covered Countries. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary Conflict Minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary Conflict Minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary Conflict Minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.

Background

The Company designs, develops and manufactures printed circuit connectors for high performance applications. Customers served include the government, military, aerospace, medical, automotive, industrial test equipment and commercial electronics market.

In its manufacturing process, the Company utilizes chemical salts which are sourced from a single supplier. These salts contain gold and other chemicals. The salts are dissolved by the Company in water using an electroplating process which extracts the gold from the liquefied salts. The Company then uses the gold to gold-plate key components of the Company’s end-products. While there are other suppliers who distribute similar salts the Company make its purchases of these chemical salts exclusively from one domestic supplier which has been the supplier to the Company for several years, including prior to and after January 31, 2013. The Company also uses tin to manufacture its products. The Company itself does not purchase gold or any other Conflict Minerals. The Company does not purchase any Conflict Minerals, including gold or tin, directly from mines, smelters or refiners. The Company must rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the materials purchased from such supplier to use in the manufacture of the Company’s end-use products.

As described above and below in this Form SD, the Company has conducted a good faith and reasonable country of origin inquiry regarding the Conflict Minerals that are necessary to the functionality or production of its products which are required to be reported on for the calendar year ended December 31, 2013. In accordance with the Rule, this inquiry is limited to Conflict Minerals contained in components of its products that were not outside of the supply chain prior to January 31, 2013. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of these Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company’s supply chain for materials that constitute Conflict Minerals with respect to its end-use products is not complex although there are different levels of third parties in the supply chain between the Company, as the manufacturer of the end-products and the original sources of the Conflict Minerals. As stated above, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company’s single supplier of chemical salts containing gold does not either and must rely on its suppliers. The Company must therefore rely on its suppliers and such suppliers’ suppliers to provide information regarding the origin of Conflict Minerals that are included in the Company’s end-use products.

Reasonable Country of Origin Inquiry

In performing its reasonable country of origin inquiry for 2013, the Company performed a comprehensive analysis of its product components, and the role played by its suppliers which provides materials containing Conflict Minerals. For the purpose of this Form SD, the Company’s reasonable country of origin did not encompass an inquiry of Conflict Minerals contained in its products that, prior to January 31, 2013, were outside of the Company’s supply chain (as such term is defined in Form SD). The Company’s reasonable country of origin inquiry was overseen by the Company’s Chief Financial Officer and other members of its senior management team.

In conducting the reasonable country of origin inquiry, the Company engaged in outreach to principal points of contact at its direct suppliers and in certain cases indirect suppliers were contacted by the Company’s direct suppliers. The Company’s principal approach in carrying out this inquiry was to request that its suppliers complete and return the Conflict Mineral Reporting Template of the Electric Industry Citizenship Coalition and the Global e-Sustainability Initiative (the “Conflict Mineral Reporting Template”) and/or seeking confirmation that the supplier has adopted procedures designed to ensure that any Conflict Minerals sold to the Company did not originate in the Covered Countries. The Conflict Mineral Reporting Template enabled the Company to obtain information from its suppliers regarding such entities’ conflict-free policies, engagement with their suppliers, the smelters used by such suppliers and the origin of Conflict Minerals included in their products, as well as their due diligence efforts. Where the Company did not receive complete responses to the Conflict Mineral Reporting Template from a supplier, the Company received written representations from such suppliers as to the country of origin of the Conflict Minerals in the materials or components procured from such supplier or indirect supplier. As warranted, the Company engaged in follow-up inquiries with its suppliers based on the information provided to it either in the form of a Conflict Mineral Reporting Template or other written representation.

Since (i) the Company’s reasonable country of origin inquiry allowed it to determine that it had no reason to believe that any of the Conflict Minerals necessary for the functionality or production of its end-use products which are required to be reported on for 2013 may have originated in any Covered Country and (ii) the Company is not required to report on any Conflict Minerals which, prior to January 31, 2013, were outside of the supply chain, the Company determined that it was not required to undertake additional due diligence procedures in accordance with the Rule. The Company conducted its reasonable country of origin inquiry in good faith, and believes that such inquiry was reasonable to allow it to make its determination as reported in this Form SD.

Conflict Minerals Disclosure

Based on its reasonable country of origin inquiry, the Company concluded that it has no reason to believe that the Conflict Minerals necessary for the functionality or production of products which are required to be reported on for the calendar year ended December 31, 2013 may have originated in the Covered Countries.

This Form SD is publicly available at www.iehcorp.com/about/investors/.

Item 1.02 – Exhibit

Not required.

Section 2 – Exhibits

Item 2.01— Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IEH Corporation

  (Registrant)

/s/ Robert Knoth	June 2, 2014
By: Robert Knoth	(Date)
Title: Chief Financial Officer